First Jersey Cannabis Corporation

INTERNAL MEMORANDUM

July 6, 2019

Subject:Reorganization

FJC was originally formed to take advantage of the proposed new law to make adult cannabis legal in the New Jersey. Governor Murphy and the legislators both disclosed the likelihood of having enough votes to approval the bill. We organized our business model accordingly only to be disappointed. At this point, no adult cannabis bill is before the legislators and “word” has it that only via a voter’s referendum would such a law pass.

Therefore, FJC will reallocate its assets and form Northridge Corporation (NC) in Pennsylvania and enter the hemp market. Pa has been picked because of its proximity to New Jersey and PA’s willingness to support hemp farmers. New Jersey has not fully embraced a similar hemp program.

Accordingly, FJC will transfer enough cash and assets to support a viable entry into the hemp PA market. FJC will be issued 700,000 shares of Northridge Corporation, representing all the outstanding shares and operate as an equity division of FJC.

NC will received; (1) fifty percent equity ownership in New Jersey Medical Marijuana Company, (2) twenty-one trade names, domain names, licenses and property rights, (3) exclusively rights to the Canadeen Concentration System, and (4) an  Option Agreements to acquire hemp property in Pennsylvania.

For intercompany purposes the transaction is value for the assets at $712,000.